SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Pearson plc
(Name of Issuer)

Ordinary Shares, par value GBP 0.25
(Title of Class of Securities)

ISIN No. GB0006776081**
(CUSIP Number)

Cevian Capital II GP Limited
11-15 Seaton Place
St. Helier, Jersey JE4 0QH
Channel Islands
Attention: Denzil Boschat
+44 1534 828 510

with a copy to:

Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
Attention: Eleazer N. Klein, Esq.
Adriana F. Schwartz, Esq.
(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 7, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 5 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** The Ordinary Shares have no CUSIP number. The ISIN number for the Ordinary Shares is GB0006776081.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

ISIN No. GB0006776081	13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Cevian Capital II GP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 81,594,120 Ordinary Shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 81,594,120 Ordinary Shares
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 81,594,120 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.83%
14	TYPE OF REPORTING PERSON IA, OO

ISIN No. GB0006776081	13D/A	Page 3 of 5 Pages

This Amendment No. 6 ("Amendment No. 6") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on June 11, 2020 (the "Original Schedule 13D", and the Original Schedule 13D as amended, the "Schedule 13D"), with respect to the Ordinary Shares, par value GBP 0.25 (the "Ordinary Shares") of Pearson plc, a public limited company incorporated under the laws of England and Wales (the "Issuer"). This Amendment No. 6 amends Items 3 and 5(a)-(c) as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 6 have the meanings set forth in the Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of the date hereof, the Reporting Person has purchased for the account of the Master Fund an aggregate of 81,594,120 Ordinary Shares for an aggregate consideration (including brokerage commission) of approximately USD $595,564,841. The Master Fund funded these purchases out of its general working capital. The Ordinary Shares were purchased using British Pounds. For the purposes of this Schedule 13D, a conversion rate of USD 1.30665 for each GBP 1.00 was used.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Ordinary Shares and percentage of the Ordinary Shares beneficially owned by the Reporting Person. The percentage used in this Schedule 13D is calculated based upon an aggregate of 753,539,526 Ordinary Shares outstanding, which is the difference obtained by (x) subtracting the 3,734,902 Ordinary Shares repurchased and cancelled by the Issuer since March 31, 2022 under the Issuer's share buyback program as disclosed by the Issuer in its Transaction in Own Shares filings, from (y) the 757,274,428 Ordinary Shares reported to be outstanding as of March 31, 2022 in the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission ("SEC") on April 1, 2022.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Ordinary Shares as to which the Reporting Person has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition.

(c)	The transactions in the Ordinary Shares by the Reporting Person for the benefit of the Master Fund within the past sixty (60) days is set forth in Schedule F, and is incorporated herein by reference.

ISIN No. GB0006776081	13D/A	Page 4 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 11, 2022

CEVIAN CAPITAL II GP LIMITED

By:	/s/ Denzil Boschat
Name:	Denzil Boschat
Title:	Authorized Signatory

ISIN No. GB0006776081	13D/A	Page 5 of 5 Pages

Schedule F

This Schedule sets forth information with respect to each purchase and sale of Ordinary Shares which were effectuated by the Reporting Person for the benefit of the Master Fund within the past sixty (60) days. Unless otherwise noted, such transactions were effectuated in the open market through a broker.

Trade Date	Ordinary Shares Purchased (Sold)	Price ($)*
2022-02-21	62,160	8.17
2022-02-22	1,437,840	8.15
2022-02-23	1,500,000	8.23
2022-02-24	2,615,023	7.81
2022-03-08	1,013,799	8.01
2022-03-10	621,524	8.45
2022-03-11	180,499	8.61

*       Excluding commissions, SEC fees, etc. (rounded to nearest cent). The Ordinary Shares were purchased using British Pounds. For purposes of this Schedule 13D, a conversion rate of USD 1.30665 for each GBP 1.00 was used.